Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Upstart Network, Inc.	Delaware
Upstart Loan Trust	Delaware
Upstart Loan Trust 2	Delaware
Upstart Auto Warehouse Trust	Delaware